FOR IMMEDIATE RELEASE

CONTACT:
Tel: 604-685-5200
Email: info@Lbix.com

LEADING BRANDS, INC. ANNOUNCES

SHAREHOLDER APPROVAL OF REVERSE STOCK SPLIT

Vancouver, B.C. Canada, November 14, 2008 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, today announced that its shareholders overwhelmingly approved a consolidation of the Company’s common shares, also known as a reverse stock split at an extraordinary general meeting held at 1:00 PM Eastern time today. With almost 74% of eligible votes being cast, shareholders voted more than 82% in favor of the principal consolidation resolution with the other two resolutions also passing by a sizeable margin.

The Company’s Board will have the discretion to select the exact consolidation date and ratio, from a range of 4:1 to 8:1. The primary objective in seeking shareholder approval for the consolidation is to raise the trading price of the common shares to enable the Company to maintain its listing on the Nasdaq Capital Market, which may be necessary some time before mid-March, 2009. The Board of Directors has the right to elect not to proceed with the consolidation if it determines that it is no longer necessary to do so.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, STOKED™ Energy Drinks, INFINITE Health® Water, DIE HARD™ Sports Energy Drink and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2008 Leading Brands, Inc.

This news release is available at www.LBIX.com